DREYFUS PREMIER CORE VALUE FUND

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Common Stocks--99.6%	Shares		Value($)
Banking--7.0%			
Bank of America	550,036		23,156,516
Wachovia	199,200		9,479,928
Washington Mutual	201,800	a	7,914,596
Wells Fargo & Co.	223,800		13,107,966
			53,659,006
Basic Industries--1.9%			
Bowater	112,200		3,171,894
Dow Chemical	78,300		3,262,761
E I Du Pont de Nemours & Co.	102,995		4,034,314
Rohm & Haas	94,700		3,895,011
			14,363,980
Beverages & Tobacco--2.1%			
Altria Group	224,200		**16,525,782**
Capital Goods--9.4%			
Boeing	85,400		5,802,930
Cooper Industries, Cl. A	57,700		3,989,378
Eaton	89,500		5,687,725
Emerson Electric	128,360		9,216,248
General Electric	347,000		11,683,490
Tyco International	779,900		21,720,215
United Technologies	277,600		14,390,784
			72,490,770
Consumer Cyclical--.7%			
Johnson Controls	87,200		**5,410,760**
Consumer Non-Durables--4.6%			
Campbell Soup	131,300		3,906,175
Coca-Cola	93,500		4,038,265
Colgate-Palmolive	267,200	a	14,105,488
Estee Lauder Cos., Cl. A	130,100		4,531,383
General Mills	183,080	a	8,824,456
			35,405,767
Consumer Services--9.5%			
Clear Channel Communications	406,900		13,382,941
Comcast, Cl. A	119,200	b	3,502,096
CVS	174,500		5,062,245
Gap	179,500		3,128,685
Kohl's	71,300	b	3,577,834
McDonald's	209,300		7,009,457
News, Cl. A	482,200		7,517,498
Omnicom Group	102,000		8,530,260
Time Warner	434,600	a	7,870,606
Viacom, Cl. B	180,500	a	5,958,305
Walt Disney	319,500		7,709,535
			73,249,462
Energy--14.1%			
Apache	53,300	a	4,009,226
BP, ADR	108,400		7,680,140
Burlington Resources	94,500		7,684,740

Chevron	245,400	15,884,742
ConocoPhillips	252,720	17,667,655
Devon Energy	72,400	4,969,536
Exxon Mobil	512,832	32,585,345
Marathon Oil	166,600	11,483,738
Schlumberger	79,400	6,699,772
		108,664,894

Financial Services--24.3%

Allstate	64,500	3,566,205
American International Group	231,393	14,337,110
Capital One Financial	71,000 [a]	5,645,920
Chubb	69,500 [a]	6,223,725
Citigroup	681,233	31,009,726
Countrywide Financial	139,900	4,613,902
Freddie Mac	175,200	9,891,792
Genworth Financial, Cl. A	419,595	13,527,743
Goldman Sachs Group	97,060	11,800,555
JPMorgan Chase & Co.	623,400	21,151,962
Merrill Lynch & Co.	251,650 [a]	15,438,728
Morgan Stanley	72,600	3,916,044
PMI Group	221,000	8,811,270
PNC Financial Services Group	71,100 [a]	4,125,222
Prudential Financial	183,200	12,376,992
St. Paul Travelers Cos.	213,900	9,597,693
SunTrust Banks	76,800	5,333,760
US Bancorp	206,400	5,795,712
		187,164,061

Health Care--6.7%

Abbott Laboratories	208,900	8,857,360
Boston Scientific	150,800 [b]	3,524,196
Medco Health Solutions	87,400 [b]	4,792,142
Pfizer	669,800	16,724,906
WellPoint	107,800 [b]	8,173,396
Wyeth	201,300	9,314,151
		51,386,151

Technology--8.8%

Accenture, Cl. A	156,300 [b]	3,979,398
Automatic Data Processing	297,000	12,782,880
Fairchild Semiconductor International	226,700 [a,b]	3,368,762
Hewlett-Packard	479,900	14,013,080
International Business Machines	118,300	9,490,026
Microsoft	451,200	11,609,376
Motorola	270,400	5,973,136
Oracle	538,100 [b]	6,667,059
		67,883,717

Transportation--1.1%

Union Pacific	124,300	**8,912,310**

Utilities--9.4%

ALLTEL	87,295	5,683,777
Constellation Energy Group	88,300	5,439,280
Edison International	100,400	4,746,912
Entergy	53,000	3,938,960
Exelon	164,265	8,778,322
FPL Group	89,400	4,255,440
PG & E	200,000	7,850,000
SBC Communications	685,300 [a]	16,426,641
Sprint Nextel	295,050 [a]	7,016,289
Verizon Communications	104,956	3,431,012
Vodafone Group, ADR	190,900	4,957,673

		72,524,306

Total Common Stocks
(cost $662,113,243)   **767,640,966**

	Principal	
Short-Term Investment--1.1%	Amount($)	Value($)
Commercial Paper;		
General Electric Capital,		
3.85%, 10/3/2005		
(cost $8,613,000)	8,613,000	**8,613,000**

Investment Of Cash Collateral		
for Securities Loaned--6.0%	Shares	Value($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $46,100,908)	46,100,908 [c]	**46,100,908**

Total Investments (cost $716,827,151)	**106.7%**	**822,354,874**
Liabilities, Less Cash and Receivables	**(6.7%)**	**(51,612,270)**
Net Assets	**100.0%**	**770,742,604**

ADR- American Depository Receipts.

[a] *All or a portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities on loan is $44,825,371 and the total market value of the collateral held is $46,100,908.*

[b] *Non-income producing.*

[c] *Investment in affiliated money market mutual funds.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER LIMITED TERM HIGH YIELD FUND
Statement of Investments
September 30, 2005 (Unaudited)

	Principal Amount	a	Value ($)
Bonds and Notes - 96.1 %			
Advertising - 1.0%			
RH Donnelley Financial:			
Sr. Notes, 8.875%, 2010	783,000	b	843,683
Sr. Sub. Notes, 10.875%, 2012	3,402,000	b	3,835,755
			4,679,438
Aerospace & Defense - 2.6%			
Argo-Tech,			
Sr. Notes, 9.25%, 2011	1,470,000		1,565,550
Armor,			
Sr. Sub. Notes, 8.25%, 2013	2,250,000		2,435,625
DRS Technologies,			
Sr. Sub. Notes, 6.875%, 2013	524,000		508,280
L-3 Communications:			
Conv. Bonds, 3%, 2035	550,000	b	565,125
Sr. Sub. Notes, 6.375%, 2015	1,410,000	b	1,427,625
Transdigm,			
Sr. Sub Notes, 8.375%, 2011	2,500,000		2,631,250
Vought Aircraft Industries,			
Sr. Notes, 8%, 2011	2,800,000		2,674,000
			11,807,455
Agricultural - .2%			
Alliance One International,			
Notes, 11%, 2012	800,000	b	**762,000**
Airlines - .4%			
AMR,			
Debs., 9.75%, 2021	200,000		118,000
Northwest Airlines,			
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	1,573,758		1,190,414
United AirLines,			
Enhanced Pass-Through Ctfs., Ser. 1997-1A, 4.09%, 2049	664,963	c	665,804
			1,974,218
Auto Manufacturing - .4%			
Navistar International,			
Sr. Notes, 7.5%, 2011	1,601,000	e	**1,625,015**
Auto Trucks & Parts - 2.2%			
Cooper-Standard Automotive,			
Sr. Sub. Notes, 8.375%, 2014	525,000		443,625
Delphi:			
Notes, 6.5%, 2013	1,165,000	e,j	786,375
Notes, 6.55%, 2006	790,000	e,j	584,600
Goodyear Tire & Rubber,			
Sr. Notes, 9%, 2015	2,565,000	b, e	2,539,350
HLI Operating,			
Sr. Notes, 10.5%, 2010	350,000	e	304,500
Polypore International,			
Sr. Discount Notes, 0/10.5%, 2012	2,435,000	f	1,290,550
Tenneco Automotive,			
Secured Notes, Ser. B, 10.25%, 2013	1,200,000		1,347,000
United Components,			
Sr. Sub. Notes, 9.375%, 2013	768,000		768,000
Visteon,			
Sr. Notes, 8.25%, 2010	1,800,000	e	1,719,000
			9,783,000

Banking - .4%

Chevy Chase Bank FSB,			
Sub. Notes, 6.875%, 2013	1,770,000		**1,827,525**

Building & Construction - 2.2%

Asia Aluminum,			
Secured Notes, 8%, 2011	601,000	b	607,761
Beazer Homes USA,			
Sr. Notes, 6.875%, 2015	550,000	b	536,250
Compression Polymers,			
Sr. Notes, 10.5%, 2013	975,000	b	909,187
Goodman Global:			
Sr. Notes, 6.41%, 2012	1,115,000	b, c	1,095,488
Sr. Sub. Notes, 7.875%, 2012	524,000	b, e	476,840
Nortek,			
Sr. Sub. Notes, 8.5%, 2014	1,573,000		1,455,025
Owens Corning:			
Bonds., 7.5%, 2018	394,000	d	316,185
Notes, 7%, 2009	2,000,000	d	1,570,000
Texas Industries,			
Sr. Notes, 7.25%, 2013	255,000	b	266,475
WCI Communities,			
Sr. Sub. Notes, 10.625%, 2011	2,300,000		2,455,250
			9,688,461

Chemicals - 3.6%

Huntsman ICI Chemicals,			
Sr. Notes, 9.875%, 2009	524,000		556,095
Sr. Secured Notes, 11.625%, 2010	362,000		415,395
Sr. Sub. Notes, 10.125%, 2009	5,389,000		5,570,879
Nalco,			
Sr. Sub. Notes, 8.875%, 2013	4,153,000		4,282,781
PQ,			
Sr. Sub. Notes, 7.5%, 2013	325,000	b	316,875
Rhodia,			
Sr. Notes, 10.25%, 2010	3,583,000	e	3,806,938
Rockwood Specialties,			
Sr. Sub. Notes, 10.625%, 2014	1,098,000		1,202,310
			16,151,273

Commercial Services - 1.2%

Brickman,			
Sr. Sub. Notes, Ser. B, 11.75%, 2009	1,037,000		1,166,625
Corrections Corp. of America,			
Sr. Sub. Notes, 6.25%, 2013	2,850,000		2,835,750
Service Corp International,			
Sr. Notes, 7%, 2017	705,000	b	715,575
Williams Scotsman,			
Sr. Notes, 8.5%, 2015	500,000	b	508,750
			5,226,700

Consumer Products - 1.4%

Ames True Temper,			
Sr. Sub. Notes, 10%, 2012	1,604,000	e	1,259,140
Amscan,			
Sr. Sub. Notes, 8.75%, 2014	1,944,000		1,710,720
Playtex Products,			
Sr. Sub. Notes, 9.375%, 2011	2,546,000	e	2,670,118
Rayovac,			
Sr. Sub. Notes, 8.5%, 2013	497,000		482,090
			6,122,068

Diversified Financial Services - 6.3%

BCP Crystal US,			
Sr. Sub. Notes, 9.625%, 2014		2,438,000	2,724,465
CCM Merger,			
Notes, 8%, 2013		330,000 b	334,537
Consolidated Communications Illinois/Texas,			
Sr. Notes, 9.75%, 2012		790,000	845,300
E*Trade Financial,			
Sr. Notes, 7.375%, 2013		320,000 b	324,800
FINOVA,			
Notes, 7.5%, 2009		1,859,480	734,495
Ford Motor Credit,			
Global Landmark Securities, 7.375%, 2009		945,000	913,604
Notes, 4.74%, 2006		5,120,000 c	5,103,524
GMAC:			
Bonds, 8%, 2031		1,275,000	1,116,073
Notes, 7.75%, 2012		3,665,000	3,555,680
Sr. Notes, 5.375%, 2011	EUR	1,000,000	1,059,939
Glencore Funding,			
Notes, 6%, 2014		1,375,000 b	1,304,682
K&F Acquisition,			
Sr. Sub. Notes, 7.75%, 2014		645,000	654,675
Kansas City Southern Railway,			
Sr. Notes, 9.5%, 2008		1,165,000	1,282,956
Nell AF SARL,			
Sr. Notes, 8.375%, 2015		1,250,000 b	1,228,125
Noble,			
Sr. Notes, 6.625%, 2015		2,275,000 b	2,104,464
Residential Capital:			
Notes, 6.375%, 2010		3,230,000 b, e	3,275,556
Notes, 6.875%, 2015		840,000 b	880,547
Stena AB,			
Sr. Notes, 7.5%, 2013		1,001,000	978,478
			28,421,900

Diversified Metals & Mining - 1.8%

Consol Energy,			
Notes, 7.875%, 2012		3,553,000	3,908,300
CSN Islands VIII,			
Sr. Notes, 10%, 2015		1,577,000 b	1,762,297
Earle M Jorgensen,			
Sr. Secured Notes, 9.75%, 2012		1,320,000	1,438,800
Freeport-McMoRan Copper & Gold,			
Sr. Notes, 6.875%, 2014		500,000	497,500
Southern Peru Copper,			
Notes, 6.375%, 2015		600,000 b	606,433
			8,213,330

Electric Utilities - 7.2%

Allegheny Energy Supply:			
Bonds, 8.25%, 2012		6,827,000 b, e	7,714,510
Notes, 7.8%, 2011		1,090,000	1,199,000
CMS Energy,			
Sr. Notes, 9.875%, 2007		2,862,000	3,126,735
Calpine Generating,			
Secured Notes, 13.216%, 2011		264,000 c, e	252,120
FPL Energy National Wind,			
Notes, 6.125%, 2019		2,435,000 b	2,408,765
Mirant,			
Sr. Notes, 7.4%, 2004		1,814,000 b, d, e	2,185,870
NRG Energy,			
Secured Notes, 8%, 2013		702,000	751,140
Nevada Power:			
First Mortgage, 6.5%, 2012		483,000	503,527
Mortgage, Bonds Ser. A, 8.25%, 2011		1,321,000	1,472,915
Notes, Ser. E, 10.875%, 2009		770,000	854,700
Reliant Energy,			
Sr. Secured, Notes, 9.25%, 2010		5,023,000	5,475,070
Sierra Pacific Power,			
Mortgage Notes, 6.25%, 2012		1,150,000	1,175,875
Sierra Pacific Resources,			
Sr. Notes, 8.625%, 2014		1,910,000	2,114,848
TECO Energy,			
Sr. Notes, 6.75%, 2015		400,000 b	421,000
TXU,			
Sr. Notes, 5.55%, 2014		2,625,000 e	2,505,108
Tenaska Alabama Partners,			
Secured Notes, 7%, 2021		325,000 b	330,692
			32,491,875

Electrical & Electronics - 1.4%

Dresser,			
Sr. Sub. Notes, 9.375%, 2011	2,088,000		2,213,280
Fisher Scientific International,			
Sr. Sub. Notes, 6.125%, 2015	1,275,000	b	1,284,563
Imax,			
Sr. Notes, 9.625%, 2010	1,002,000		1,077,150
Stoneridge,			
Sr. Notes, 11.5%, 2012	1,825,000		1,943,625
			6,518,618

Entertainment - 4.0%

Argosy Gaming,			
Sr. Sub. Notes, 9%, 2011	1,768,000		1,927,244
Cinemark:			
Sr. Discount Notes, 0/9.75%, 2014	1,550,000	f	1,092,750
Sr. Sub. Notes, 9%, 2013	90,000		93,375
Intrawest,			
Sr. Notes, 7.5%, 2013	2,656,000		2,732,360
Isle of Capri Casinos,			
Sr. Sub. Notes, 9%, 2012	1,050,000	e	1,118,250
Leslie's Poolmart,			
Sr. Notes, 7.75%, 2013	850,000		862,750
Mashantucket Western Pequot Tribe,			
Bonds, 5.912%, 2021	2,800,000	b	2,823,346
Mohegan Tribal Gaming Authority:			
Sr. Notes, 6.125%, 2013	2,800,000		2,800,000
Sr. Sub. Notes, 6.375%, 2009	2,048,000		2,058,240
Penn National Gaming,			
Sr. Sub. Notes, 6.75%, 2015	640,000		630,400
Seneca Gaming,			
Sr. Notes, 7.25%, 2012	450,000	b	463,500
Vail Resorts,			
Sr. Sub. Notes, 6.75%, 2014	1,500,000		1,503,750
			18,105,965

Environmental Control - 2.6%

Allied Waste:			
Sr. Notes, Ser. B, 8.5%, 2008	9,417,000		9,864,307
Sr. Notes, Ser. B, 9.25%, 2012	703,000		764,513
Geo Sub,			
Sr. Notes, 11%, 2012	1,090,000		1,100,900
			11,729,720

Food & Beverages - 3.1%

Agrilink Foods,			
Sr. Sub. Notes, 11.875%, 2008	257,000		264,067
American Seafoods,			
Sr. Sub. Notes, 10.125%, 2010	2,875,000		3,076,250
Corn Products International,			
Sr. Notes, 8.45%, 2009	1,065,000		1,188,604
Del Monte,			
Sr. Sub. Notes, 8.625%, 2012	1,031,000		1,113,480
Dole Food:			
Debs., 8.75%, 2013	780,000		838,500
Sr. Notes, 8.625%, 2009	768,000		806,400
Sr. Notes, 8.875%, 2011	555,000		578,588
Ingles Markets,			
Sr. Sub. Notes, 8.875%, 2011	400,000		406,000
Pinnacle Foods,			
Sr. Sub. Notes, 8.25%, 2013	1,345,000		1,277,750
Smithfield Foods,			
Sr. Notes, 7%, 2011	700,000		717,500
Stater Brothers:			
Sr. Notes, 7.37%, 2012	650,000	c	643,500
Sr. Notes, 8.125%, 2012	2,970,000	e	2,947,725
			13,858,364

Gaming & Lodging - 5.5%

Gaylord Entertainment,			
Sr. Notes, 6.75%, 2014	975,000		948,188
HMH Properties,			
Sr. Notes, Ser. B, 7.875%, 2008	312,000		317,460
Inn of the Mountain Gods Resort & Casino,			
Sr. Notes, 12%, 2010	3,234,000		3,670,590
MGM Mirage,			
Notes, 8.5%, 2010	1,988,000		2,171,890
Mandalay Resort,			
Sr. Notes, 6.5%, 2009	2,024,000		2,044,240
Park Place Entertainment:			
Sr. Sub. Notes, 7.875%, 2010	1,266,000	e	1,383,105
Sr. Sub. Notes, 8.875%, 2008	5,301,000		5,811,221
Resorts International Hotel and Casino,			
First Mortgage, 11.5%, 2009	3,274,000		3,683,250
Station Casinos,			
Sr. Sub. Notes, 6.5%, 2014	1,500,000		1,507,500
Turning Stone Casino Entertainment,			
Sr. Notes, 9.125%, 2010	1,644,000	b	1,717,980
Wynn Las Vegas Capital,			
First Mortgage Notes, 6.625%, 2014	1,559,000		1,498,589
			24,754,013

Health Care - 4.8%

Beverly Enterprises,			
Sr. Sub. Notes, 7.875%, 2014	1,069,000		1,189,262
Coventry Health Care,			
Sr. Notes, 8.125%, 2012	175,000		189,875
DaVita,			
Sr. Sub. Notes, 7.25%, 2015	1,450,000		1,477,187
Extendicare Health Services,			
Sr. Notes, 9.5%, 2010	658,000		704,060
HCA,			
Notes, 8.75%, 2010	3,560,000		3,949,464
Healthsouth,			
Sr. Notes, 8.375%, 2011	2,965,000		2,838,988
Psychiatric Solutions,			
Sr. Sub. Notes, 7.75%, 2015	275,000	b	285,313
Tenet Healthcare,			
Sr. Notes, 9.875%, 2014	7,117,000		7,472,850
Triad Hospitals,			
Sr. Sub. Notes, 7%, 2013	3,340,000	e	3,398,450
			21,505,449

Machinery - 1.8%

Case New Holland,			
Sr. Notes, 9.25%, 2011	3,651,000		3,879,188
Columbus McKinnon,			
Sr. Sub. Notes, 8.875%, 2013	605,000	b	614,075
Douglas Dynamics,			
Sr. Notes, 7.75%, 2012	3,715,000	b	3,733,575
			8,226,838

Manufacturing - 1.0%

Bombardier,			
Notes, 6.3%, 2014	1,500,000	b	1,335,000
JB Poindexter & Co,			
Sr. Notes, 8.75%, 2014	2,181,000		1,995,615
Polypore,			
Sr. Sub. Notes, 8.75%, 2012	1,371,000		1,213,335
			4,543,950

Media - 7.1%

Adelphia Communications,			
Sr. Notes, Ser. B, 7.75%, 2009	1,921,000	d	1,431,145
American Media Operation,			
Sr. Sub. Notes, Ser. B, 10.25%, 2009	415,000		405,662
CSC Holdings:			
Sr. Notes, 7.875%, 2007	1,977,000		2,041,253
Sr. Notes, Ser B, 7.625%, 2011	2,000,000		1,975,000
Sr. Notes, Ser.B, 8.125%, 2009	750,000		759,375
Charter Communications,			
Sr. Notes, 8.75%, 2013	2,345,000	e	2,327,412
Dex Media East Finance:			
Sr. Sub. Notes, Ser. B, 9.875%, 2009	2,908,000		3,176,990
Sr. Sub. Notes, Ser. B, 12.125%, 2012	2,323,000		2,729,525
Dex Media West Finance,			
Sr. Sub. Notes, Ser. B, 9.875%, 2013	2,879,000		3,192,091
Entercom Radio Capital,			
Sr. Sub. Notes, 7.625%, 2014	460,000		477,250
Gray Television,			
Sr. Sub. Notes, 9.25%, 2011	514,000		558,975
Kabel Deutschland,			
Sr. Notes, 10.625%, 2014	1,570,000	b	1,742,700
LBI Media:			
Sr. Discount Notes, 0/11%, 2013	1,492,000	f	1,132,055
Sr. Sub. Notes, 10.125%, 2012	1,500,000		1,623,750
Lodgenet Entertainment,			
Sr. Sub. Debs., 9.5%, 2013	548,000		602,800
Nexstar Finance,			
Sr. Discount Notes, 0/11.375%, 2013	2,571,000	f	1,915,395
Sr. Sub. Notes , 7%, 2014	2,248,000	e	2,034,440
Pegasus Communications,			
Sr. Sub. Notes, Ser. B, 12.5%, 2007	3,374,000	d	889,893
Radio One,			
Sr. Sub. Notes, Ser. B, 8.875%, 2011	250,000		266,875
Salem Communications,			
Sr. Sub. Notes, Ser. B, 9%, 2011	2,605,000		2,790,606
			32,073,192

Oil & Gas - 7.4%

Coastal:			
Notes, 7.625%, 2008	4,733,000	e	4,833,576
Notes, 7.75%, 2010	2,731,000	e	2,799,275
Sr. Debs., 6.5%, 2008	1,067,000		1,056,330
Colorado Interstate Gas,			
Sr. Notes, 5.95%, 2015	540,000	b	526,466
El Paso Production,			
Sr. Notes, 7.75%, 2013	2,040,000		2,142,000
Hanover Compressor:			
Sr. Notes, 8.625%, 2010	1,000,000		1,082,500
Sr. Notes, 9%, 2014	1,632,000		1,821,720
Hanover Equipment Trust:			
Sr. Secured Notes, Ser A., 8.5%, 2008	2,745,000	e	2,868,525
Sr. Secured Notes, Ser. B, 8.75%, 2011	15,000		16,013
McMoRan Exploration:			
Conv. Sr. Notes, 5.25%, 2011	1,036,000	b	1,346,800
Conv. Sr. Notes, 6%, 2008	5,126,000		7,573,665
Petroleum Geo-Services,			
Notes, 10%, 2010	2,500,000		2,812,500
Pogo Producing,			
Sr. Sub. Notes, 6.625%, 2015	2,150,000	b	2,193,000
Whiting Petroleum,			
Sr. Sub. Notes, 7.25%, 2013	2,000,000		2,045,000
			33,117,370

Packaging & Containers - 3.3%

Berry Plastics,			
Sr. Sub. Notes, 10.75%, 2012	415,000		448,200
Crown European,			
Sr. Secured Notes, 9.5%, 2011	250,000		275,000
Jefferson Smurfit,			
Sr. Notes, 8.25%, 2012	1,052,000		994,140
Owens Brockway Glass Container:			
Sr. Notes, 6.75%, 2014	519,000		503,430
Sr. Notes, 8.25%, 2013	515,000		538,175
Sr. Secured Notes, 7.75%, 2011	1,025,000		1,071,125
Sr. Secured Notes, 8.75%, 2012	1,156,000		1,254,260
Sr. Secured Notes, 8.875%, 2009	935,000		986,425
Owens-Illinois,			
Debs., 7.8%, 2018	2,000,000		2,020,000
Pliant,			
Sr. Secured Discount Notes, 0/11.125%, 2009	1,445,000	f	1,249,925
Solo Cup,			
Sr. Sub. Notes, 8.5%, 2014	1,525,000	e	1,357,250
Stone Container:			
Sr. Notes, 8.375%, 2012	1,254,000	e	1,197,570
Sr. Notes, 9.75%, 2011	2,761,000		2,816,220
			14,711,720

Paper & Forest Products - 3.7%

Appleton Papers,			
Sr. Sub Notes, Ser. B, 9.75%, 2014	3,104,000		2,995,360
Buckeye Technologies,			
Sr. Notes, 8.5%, 2013	1,255,000		1,280,100
Georgia-Pacific:			
Sr. Notes, 8.875%, 2010	8,927,000		9,998,240
Sr. Notes, 9.375%, 2013	1,965,000		2,200,800
			16,474,500

Pipelines - 3.9%

ANR Pipeline,			
Notes, 8.875%, 2010	2,540,000		2,758,209
Dynegy:			
Secured Notes, 9.875%, 2010	5,109,000	b	5,594,355
Secured Notes, 10.125%, 2013	1,794,000	b	2,009,280
Northwest Pipeline,			
Sr. Notes, 8.125%, 2010	2,575,000		2,761,687
Southern Natural Gas,			
Notes, 8.875%, 2010	2,057,000		2,233,715
Williams Cos.,			
Notes, 7.875%, 2021	2,070,000		2,287,350
			17,644,596

Real Estate Investment Trust - 1.5%

BF Saul,			
Sr. Secured Notes, 7.5%, 2014	2,300,000		2,369,000
CB Richard Ellis Services,			
Sr. Sub. Notes, 11.25%, 2011	1,500,000		1,642,500
Host Marriott,			
Sr. Notes, Ser. M, 7%, 2012	2,500,000	e	2,546,875
			6,558,375

Retail - 1.7%

Amerigas Partners,				
Sr. Notes, 7.25%, 2015		1,245,000	b	1,307,250
Central European Distribution,				
Sr. Secured Bonds, 8%, 2010	EUR	625,000	b	806,051
JC Penney,				
Sr. Notes, 8%, 2010		1,706,000		1,872,335
Neiman Marcus,				
Sr. Notes, 9%, 2015		365,000	b	367,737
Rite Aid:				
Sr. Secured Notes, 8.125%, 2010		1,180,000		1,209,500
Sr. Secured Notes, 12.5%, 2006		1,025,000		1,094,188
VICORP Restaurants,				
Sr. Notes, 10.5%, 2011		955,000		935,900
				7,592,961

Structured Index - .6%

AB Svensk Exportkredit,				
GSNE-ER Indexed Notes, 0%, 2007		3,045,000	b, g	**2,857,733**

Technology - 1.4%

Freescale Semiconductor,				
Sr. Notes, 6.875%, 2011		3,815,000		4,024,825
Seagate Technology HDD,				
Sr. Notes, 8%, 2009		2,000,000		2,110,000
Sungard Data Systems,				
Sr. Notes, 8.524%, 2013		300,000	b, c	312,000
				6,446,825

Telecommunications - 7.6%

American Tower:				
Sr. Notes, 7.125%, 2012		1,561,000		1,646,855
Sr. Sub. Notes, 7.25%, 2011		606,000		646,905
American Tower Escrow,				
Discount Notes, 0%, 2008		510,000		395,250
Hawaiian Telcom Communications,				
Sr. Notes, 8.91375%, 2013		1,125,000	b, c	1,141,875
Innova S de RL,				
Notes, 9.375%, 2013		2,035,000		2,319,900
Intelsat Bermuda:				
Sr. Notes, 8.25%, 2013		1,610,000	b	1,628,112
Sr. Notes, 8.695%, 2012		1,475,000	b, c	1,508,187
MCI,				
Sr. Notes, 8.735%, 2014		40,000		44,700
Nextel Communications,				
Sr. Notes, Ser. D, 7.375%, 2015		2,000,000		2,142,914
Nextel Partners,				
Sr. Notes, 12.5%, 2009		1,798,000		1,928,355
Pegasus Satellite Communications,				
Sr. Notes, 12.375%, 2006		750,000	d	197,813
Qwest:				
Bank Note, Ser. A, 6.5%, 2007		1,290,800	c	1,331,138
Bank Note, Ser. B, 6.95%, 2010		1,051,000	c	1,044,431
Sr. Notes, 7.875%, 2011		440,000		460,900
Qwest Communications International,				
Sr. Notes, 7.5%, 2014		2,935,000	b	2,802,925
Qwest Services:				
Secured Notes, 13.5%, 2010		1,600,000		1,840,000
Secured Notes, 14%, 2014		3,025,000		3,682,938
Rural Cellular,				
Sr. Notes, 9.875%, 2010		600,000		633,000
SBA Telecommunications,				
Sr. Discount Notes, 0/9.75%, 2011		4,667,000	e,f	4,258,637
UbiquiTel Operating,				
Sr. Notes, 9.875%, 2011		1,560,000		1,739,400
US Unwired,				
Second Priority Sr. Secured Notes, Ser. B, 10%, 2012		2,149,000		2,482,095
Verizon Global Funding,				
Notes, 6.75%, 2005		200,000	b	200,864
				34,077,194

Textiles & Apparel - .9%
INVISTA,

Notes, 9.25%, 2012	3,470,000	b	3,790,974
Levi Strauss & Co.,			
Sr. Notes, 12.25%, 2012	353,000		391,830
			4,182,804

Transportation - 1.9%
CHC Helicopter,

Sr. Sub. Notes, 7.375%, 2014	1,405,000	b	1,447,150
Greenbrier,			
Sr. Notes, 8.375%, 2015	1,500,000		1,567,500
Gulfmark Offshore,			
Sr. Sub. Notes, 7.75%, 2014	2,113,000	e	2,255,627
TFM, S.A. de C.V.,			
Sr. Notes, 10.25%, 2007	3,245,000		3,488,375
			8,758,652

Total Bonds and Notes
(cost $ 423,238,384)   **432,513,097**

Preferred Stock - 2.6 %
Banking - 1.1%
Sovereign Capital Trust IV,

Cum. Conv., $2.1875	108,900		**4,832,437**

Diversified Financial Services - .2%
Williams Holdings Of Delaware,

Cum. Conv., $2.75	7,800	b	**907,725**

Media - 1.3%
Paxson Communications,

Cum. Conv., $975	5,481	b	2,192,526
Spanish Broadcasting System (Units)			
Cum. Conv., Ser. B, $107.5	3,342		3,584,311
			5,776,837

Total Preferred Stock Investments
(cost $14,074,246)   **11,516,999**

Common Stock -.5 %
Chemicals - .1%

Huntsman	10,294	h	**201,248**

Telecommunications - .4%

AboveNet	64,685	e,h	1,811,180
iPCS	527	h	21,923
			1,833,103

Gaming & Lodging - 0.0%

Trump Entertainment Resorts	5,455	e,h	**97,869**

Textiles & Apparel - 0.0%

Dan River	64,520	h	**19,356**

Total Common Stock Investments
(cost $ 3,429,199)   **2,151,576**

Other - 0.0 %
Financial - 0.0%

Ono Finance,	1,000	b,h	1

Telecommunications - 0.0%

AboveNet (warrants)	5,083	h	40,664
AboveNet (warrants)	5,980	h	23,920
			64,584

Total Other

(cost $189,043)		**64,585**

Investment of Cash Collateral for Securities Loaned - 7.5%	**Shares**		**Value ($)**
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund			
(cost $37,726,225)	33,726,225	i	**33,726,225**

Total Investment (cost $478,657,097)	**106.7**	**%**	**479,972,482**
Liabilities, Less Cash and Receivables	**(6.7)**	**%**	**(30,242,832)**
Net Assets	**100.0**	**%**	**449,729,650**

a	Principal amount stated in U.S. Dollars unless otherwised noted.
	EUR - Euro
b	Securities exempt from registration under rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.
	At September 30, 2005, these securities amounted to 87,230,081 or 19.4% of net assets.
c	Variable rate security--interest rate subject to periodic change.
d	Non-income producing-security in default.
e	All or a portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities on loan is $32,353,195 and the total market value of the collateral held by the fund is $33,726,225.
f	Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
g	Security linked to Goldman Sachs Non Energy--Excess Return Index.
h	Non-income producing-security.
i	Investments in affiliated money market mutual fund.
j	Subsequent to September 30, 2005 these securities became non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER MANAGED INCOME FUND

Statement of Investments
September 30, 2005 (Unaudited)

Bonds and Notes - 113.7%		Principal Amount(a)	Value ($)
Advertising - .1%			
Lamar Media,			
Notes, 7.25%, 2013		30,000	**31,500**
Aerospace & Defense - .1%			
L-3 Communications,			
Conv. Bonds, 3%, 2035		45,000 b	**46,237**
Agricultural - .7%			
Philip Morris Capital,			
Notes, 4%, 2006	CHF	460,000	**361,506**
Asset-Backed Ctfs./Automobile Receivables - 2.0%			
BMW Vehicle Owner Trust,			
Ser. 2004-A, Cl. A4, 3.32%, 2009		145,000	142,427
Ford Credit Auto Owner Trust:			
Ser. 2004-A, Cl. C, 4.19%, 2009		50,000	49,600
Ser. 2005-B, Cl. B, 4.64%, 2010		125,000	124,448
Hyundai Auto Receivables Trust,			
Ser. 2004-A, Cl. C, 3.36%, 2011		70,000	68,780
MMCA Automobile Trust,			
Ser. 2002-1, Cl. B, 5.37%, 2010		106,605	106,580
WFS Financial Owner Trust:			
Ser. 2004-3, Cl. B, 3.51%, 2012		160,293	157,277
Ser. 2004-4, Cl. B, 3.13%, 2012		171,780	168,653
Ser. 2005-2, Cl. B, 4.57%, 2012		170,000	169,361
Whole Auto Loan Trust,			
Ser. 2004-1, Cl. D, 5.6%, 2011		41,891 b	42,011
			1,029,137
Asset-Backed Ctfs./Credit Cards - 1.1%			
Capital One Multi-Asset Execution Trust:			
Ser. 2003-C4, Cl. C4, 6%, 2013		255,000	266,794
Ser. 2004-C1, Cl. C1, 3.4%, 2009		230,000	226,338
MBNA Credit Card Master Note Trust,			
Ser. 2004-A4, Cl. A4, 2.7%, 2009		100,000	97,376
			590,508
Asset-Backed Ctfs./Home Equity Loans - 4.0%			
Accredited Mortgage Loan Trust,			
Ser. 2005-3, Cl. A2A, 3.93%, 2035		250,000 c	250,151
Ameriquest Mortgage Securities:			
Ser. 2003-8, Cl. AF3, 4.37%, 2033		160,000	159,656
Ser. 2004-FR1, Cl. A3, 2.65%, 2034		103,825	103,522
Asset-Backed Funding Certificates,			
Ser. 2005-WMC1, Cl. M2, 4.29%, 2035		255,000 c	255,000
Citigroup Mortgage Loan Trust,			
Ser. 2005-HE1, Cl. A3A, 3.92%, 2035		171,159 c	171,188
Fremont Home Loan Trust,			
Ser. 2005-1, Cl. 2A1, 3.93%, 2035		89,988 c	90,087

Morgan Stanley ABS Capital I,		
Ser. 2005-WMC3, Cl. A2A, 3.92%, 2035	121,885 c	121,912
Option One Mortgage Loan Trust,		
Ser. 2005-4, Cl. M1, 4.32%, 2035	255,000 c	255,000
Residential Asset Securities:		
Ser. 2001-KS3, Cl. MII1, 4.38%, 2031	114,167 c	114,315
Ser. 2004-KS10, Cl. AI1, 4%, 2013	98,043 c	98,124
Ser. 2005-EMX1, Cl. AI1, 3.93%, 2035	104,143 c	104,226
Ser. 2005-EMX3, Cl. M1, 4.26%, 2035	145,000 c	145,000
Ser. 2005-EMX3, Cl. M2, 4.26%, 2035	160,000 c	160,000
		2,028,181

Asset-Backed Ctfs./ Manufactured Housing - .6%

Green Tree Financial,		
Ser. 1994-7, Cl. M1, 9.25%, 2020	111,063	117,617
Origen Manufactured Housing:		
Ser. 2004-B, Cl. A1, 2.87%, 2013	39,657	39,313
Ser. 2004-B, Cl. A2, 3.79%, 2017	65,000	63,637
Vanderbilt Mortgage Finance,		
Ser. 1999-A, Cl. 1A6, 6.75%, 2029	80,000	84,253
		304,820

Asset-Backed Ctfs./Other - 2.8%

Credit-Based Asset Servicing and Securitization,		
Ser. 2005-CB4, Cl. AV1, 3.93%, 2035	93,773 c	93,829
First Franklin Mortgage Loan Asset-Backed Certificates,		
Ser. 2005-FFH3, Cl. 2A1, 3.96%, 2035	250,000 c	250,151
Merrill Lynch Mortgage Investors:		
Ser. 2005-WMC1, Cl. A2A, 3.93%, 2035	85,875 c	85,945
Ser. 2005-WMC2, Cl. A2A, 3.92%, 2036	70,213 c	70,215
Morgan Stanley ABS Capital I,		
Ser. 2005-WMC6, Cl. A2A, 3.94%, 2035	221,348 c	221,481
Park Place Securities,		
Ser. 2005-WHQ2, Cl. A2A, 3.93%, 2035	177,825 c	177,966
Residential Asset Mortgage Products:		
Ser. 2004-RS8, Cl. AI2, 3.81%, 2026	55,000	54,737
Ser. 2004-RS12, Cl. AI6, 4.547%, 2034	145,000	141,838
Ser. 2005-RS2, Cl. AII1, 3.94%, 2035	144,482 c	144,615
Ser. 2005-RS2, Cl. M2, 4.31%, 2035	140,000 c	141,171
Ser. 2005-RS2, Cl. M3, 4.38%, 2035	45,000 c	45,305
		1,427,253

Automotive - .8%

DaimlerChrysler:		
Notes, 4.05%, 2008	260,000	254,062
Notes, 4.875%, 2010	65,000	63,767
Delphi,		
Notes, 6.55%, 2006	70,000 d,k	51,800
General Motors,		
Discount Debs., 0/7.75%, 2036	180,000 e	46,800
		416,429

Banking - 3.9%

Chevy Chase Bank,		
Sub. Notes, 6.875%, 2013	145,000	149,712
Chuo Mitsui Trust & Banking,		
Sub. Notes, 5.506%, 2049	200,000 b,c	192,857
City National,		
Sr. Notes, 5.125%, 2013	75,000	75,138
Industrial Bank of Korea,		

Sub. Notes, 4%, 2014	75,000 b,c	72,026
National Westminster Bank,		
Sub. Notes, 7.375%, 2009	320,000	351,838
Sovereign Bancorp,		
Sr. Notes, 4.15%, 2009	170,000 b,c	170,106
Sumitomo Mitsui Banking,		
Notes, 5.625%, 2049	140,000 b,c	139,591
Wells Fargo Capital,		
Capital Securities, Cl. B, 7.95%, 2026	300,000 b	320,633
Zions Bancorp:		
Sr. Notes, 2.7%, 2006	255,000	252,459
Sub. Notes, 6%, 2015	240,000	255,270
		1,979,630
Building Materials - .1%		
American Standard,		
Sr. Notes, 7.375%, 2008	65,000	**68,385**
Chemicals - 1.5%		
ICI Wilmington:		
Notes, 4.375%, 2008	30,000	29,515
Notes, 5.625%, 2013	115,000	116,264
International Flavors & Fragrances,		
Notes, 6.45%, 2006	240,000	242,488
Lubrizol,		
Sr. Debs., 6.5%, 2034	125,000	131,496
RPM International:		
Bonds, 6.25%, 2013	145,000	150,101
Sr. Notes, 4.45%, 2009	125,000	121,300
		791,164
Commercial Mortgage Pass-Through Ctfs. - 3.8%		
Bear Stearns Commercial Mortgage Securities:		
Ser. 2003-T12, Cl. A3, 4.24%, 2039	295,000	286,647
Ser. 2004-PWR5, Cl. A3, 4.565%, 2042	120,000	118,124
Ser. 2005-T18, Cl. A2, 4.556%, 2042	125,000	123,766
CS First Boston Mortgage Securities,		
Ser. 2001-CF2, Cl. A4, 6.505%, 2034	135,000	144,551
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2017	130,000 b	138,491
Chase Commercial Mortgage Securities,		
Ser. 1997-2, Cl. C, 6.6%, 2029	40,000	41,460
Crown Castle Towers,		
Ser. 2005-1A, Cl. D, 5.612%, 2035	115,000 b	113,149
DLJ Commercial Mortgage,		
Ser. 1998-CF2, Cl. A1B, 6.24%, 2031	120,000	125,009
J.P. Morgan Commercial Mortgage Finance,		
Ser. 1997-C5, Cl. B, 7.159%, 2029	105,000	109,226
Lehman Brothers,		
Ser. 2004-LLFA, Cl. A1, 3.9%, 2017	108,926 b,c	108,971
Mach One Trust,		
Ser. 2004-1A, Cl. A1, 3.89%, 2040	123,591 b	120,928
Morgan Stanley Capital I:		
Ser. 1999-CAM1, Cl. A4, 7.02%, 2032	70,000	74,807
Ser. 1999-RM1, Cl. A2, 6.71%, 2031	186,499	195,433
Morgan Stanley Dean Witter Capital I,		
Ser. 2001-PPM, Cl. A3, 6.54%, 2031	214,669	223,470
		1,924,032
Commercial Services - .9%		

Aramark Services,		
Sr. Notes, 7%, 2007	250,000	257,553
Erac USA Finance,		
Notes, 7.95%, 2009	100,000 b	111,139
R.R. Donnelley & Sons,		
Notes, 5%, 2006	70,000	70,075
		438,767

Diversified Financial Services - 8.5%

Amvescap:		
Notes, 5.375%, 2013	135,000	135,675
Notes, 5.375%, 2014	185,000	183,208
Sr. Notes, 5.9%, 2007	225,000	227,836
CIT,		
Sr. Notes, 3.94%, 2008	185,000 c	185,192
Fondo LatinoAmericano De Reservas,		
Notes, 3%, 2006	115,000 b	113,749
Ford Motor Credit:		
Global Landmark Securities, 6.5%, 2007	274,000	274,403
Notes, 4.87%, 2007	140,000 c	138,179
Sr. Unsub. Notes, 7.2%, 2007	346,000	348,117
GMAC:		
Notes, 4.509%, 2007	460,000 c	452,256
Notes, 4.559%, 2007	140,000 c	136,208
Glencore Funding,		
Notes, 6%, 2014	305,000 b	289,402
HSBC Finance,		
Sr. Notes, 4.22%, 2012	280,000 c	280,430
Jefferies:		
Sr. Notes, 7.75%, 2012	55,000	61,437
Sr. Notes, Ser. B, 7.5%, 2007	70,000	73,355
Leucadia National,		
Sr. Notes, 7%, 2013	115,000	116,150
MBNA Capital,		
Capital Securities, Ser. A, 8.278%, 2026	80,000	85,964
Mizuho JGB Investment,		
Non-Cumulative Preferred Securities, Ser. A, 9.87%, 2049	100,000 b,c	111,634
Pemex Finance,		
Bonds, Ser. 1999-2, Cl. A1, 9.69%, 2009	240,000	260,634
Residential Capital:		
Notes, 5.385%, 2007	480,000 b,c	484,211
Notes, 6.375%, 2010	255,000 b	258,597
St. George Funding,		
Bonds, 8.485%, 2049	125,000 b,c	137,215
		4,353,852

Electronics - .2%

Thomas & Betts,		
Notes, 6.5%, 2006	110,000	**110,353**

Entertainment/Leisure - .5%

Carnival,		
Notes, 7.3%, 2007	120,000	124,738
Mohegan Tribal Gaming Authority:		
Sr. Notes, 6.125%, 2013	20,000	20,000
Sr. Sub. Notes, 7.125%, 2014	60,000	62,400
Speedway Motorsports,		
Sr. Sub. Notes, 6.75%, 2013	70,000	72,187
		279,325

Environmental Control - .4%

Oakmont Asset Trust,			
Notes, 4.514%, 2008		105,000 b	103,094
Waste Management:			
Sr. Notes, 7%, 2028		75,000	84,694
Sr. Notes, 7.375%, 2029		30,000	34,980
			222,768

Food & Beverages - 1.1%

H.J. Heinz,			
Bonds, 6.189%, 2005		375,000 b,c	375,990
Safeway,			
Sr. Notes, 4.125%, 2008		85,000	82,740
Stater Brothers,			
Sr. Notes, 8.125%, 2012		100,000	99,250
			557,980

Foreign/Governmental - 4.1%

Argentina Bonos,			
Bonds, 4.005%, 2012		390,000 c	314,535
Banco Nacional de Desenvolvimento			
Economico e Social,			
Notes, 5.822%, 2008		250,000 c	250,625
Brazilian Government International Bond,			
Bonds, 12.5%, 2016	BRL	665,000	287,445
Deutsche Bundesrepublik,			
Bonds, 4%, 2009	EUR	590,000	744,925
El Salvador Government International Bond,			
Notes, 8.5%, 2011		60,000 b	69,300
Export-Import Bank of Korea,			
Sr. Notes, 4.5%, 2009		100,000	98,833
Mexican Bonos,			
Bonds, 9%, 2011	MXN	1,500,000	142,990
Russian Government International Bond,			
Notes, 12.75%, 2028		45,000	84,955
Ukraine Government International Bond,			
Notes, 7.343%, 2009		100,000 b,c	109,000
			2,102,608

Gaming/Lodging - .7%

Ameristar Casinos,			
Sr. Sub. Notes, 10.75%, 2009		35,000	37,581
Caesars Entertainment:			
Sr. Notes, 8.5%, 2006		50,000	51,961
Sr. Sub. Notes, Ser. A, 7.875%, 2005		80,000	80,700
MGM Mirage,			
Sr. Notes, 6%, 2009		90,000	89,325
Turning Stone Casino Resort Enterprise,			
Sr. Notes, 9.125%, 2010		80,000 b	83,600
			343,167

Health Care - .4%

Coventry Health Care,			
Sr. Notes, 5.875%, 2012		80,000	81,600
HCA,			
Sr. Notes, 7.125%, 2006		100,000	101,789
			183,389

Homebuilders - .5%

D.R. Horton,

Sr. Notes, 5.875%, 2013		120,000	117,851
Schuler Homes,			
Notes, 10.5%, 2011		115,000	124,775
			242,626

Household Products - .0%

Scotts Miracle-Gro,			
Sr. Sub. Notes, 6.625%, 2013		20,000 d	**20,700**

Insurance - 1.2%

Ace Capital Trust II,			
Capital Securities, 9.7%, 2030		140,000	185,119
Assurant,			
Sr. Notes, 6.75%, 2034		55,000	59,358
Cincinnati Financial,			
Sr. Notes, 6.125%, 2034		145,000	151,053
MBIA,			
Sr. Notes, 5.7%, 2034		130,000	126,419
Prudential Financial,			
Sr. Notes, 4.104%, 2006		100,000	99,336
			621,285

Manufacturing - 1.5%

Bombardier:			
Notes, 6.3%, 2014		200,000 b	178,000
Notes, 7.45%, 2034		320,000 b	272,000
Tyco International,			
Notes, 6.125%, 2007	EUR	260,000	330,627
			780,627

Media - 1.3%

Clear Channel Communications,			
Notes, 4.25%, 2009		265,000	255,790
DirecTV Holdings/Financing,			
Sr. Notes, 8.375%, 2013		33,000	36,176
Liberty Media,			
Notes, 3.5%, 2006		205,000	203,645
Media General,			
Notes, 6.95%, 2006		40,000	40,564
Univision Communications,			
Sr. Notes, 2.875%, 2006		135,000	132,363
			668,538

Mining & Metals - .9%

Falconbridge:			
Bonds, 5.375%, 2015		25,000	24,359
Notes, 6%, 2015		150,000	153,134
International Steel,			
Sr. Notes, 6.5%, 2014		125,000	124,375
Ispat Inland ULC,			
Secured Notes, 9.75%, 2014		35,000	40,775
Southern Peru Copper,			
Notes, 7.5%, 2035		125,000 b	125,589
			468,232

Oil & Gas - 1.2%

Colorado Interstate Gas,			
Sr. Notes, 5.95%, 2015		70,000 b	68,246
Enterprise Products Operating,			
Sr. Notes, Ser. B, 4.625%, 2009		255,000	249,413

Pemex Project Funding Master Trust,		
Notes, 7.375%, 2014	205,000	228,063
Sempra Energy,		
Sr. Notes, 4.621%, 2007	80,000	79,863
		625,585

Packaging & Containers - .4%

Ball,		
Sr. Sub. Notes, 7.75%, 2006	55,000	56,237
Sealed Air,		
Bonds, 6.875%, 2033	120,000 b	127,424
		183,661

Paper & Forest Products - 1.7%

Celulosa Arauco y Constitucion,		
Notes, 5.625%, 2015	120,000 b	119,271
Georgia-Pacific,		
Sr. Notes, 8.875%, 2010	230,000	257,600
Sappi Papier,		
Notes, 6.75%, 2012	240,000 b	244,447
Temple-Inland,		
Notes, 5.003%, 2007	260,000	260,067
		881,385

Pharmaceuticals - .1%

Medco Health Solutions,		
Sr. Notes, 7.25%, 2013	60,000	**66,226**

Pipelines - .8%

ANR Pipeline,		
Sr. Notes, 7%, 2025	50,000	49,880
El Paso Natural Gas,		
Sr. Notes, Ser. A, 7.625%, 2010	130,000	135,821
Northwest Pipeline,		
Debs., 6.625%, 2007	210,000	215,775
		401,476

Real Estate Investment Trust - 3.2%

Archstone-Smith Operating Trust:		
Notes, 3%, 2008	85,000	81,014
Sr. Notes, 5%, 2007	75,000	75,319
Arden Realty:		
Notes, 5.2%, 2011	65,000	64,336
Sr. Notes, 7%, 2007	60,000	62,601
Boston Properties,		
Sr. Notes, 5.625%, 2015	85,000	87,022
Duke Realty:		
Sr. Notes, 5.25%, 2010	70,000	70,774
Sr. Notes, 6.95%, 2011	170,000	183,605
EOP Operating,		
Notes, 7.5%, 2029	110,000	127,656
ERP Operating:		
Notes, 4.75%, 2009	55,000	54,609
Notes, 5.125%, 2016	75,000	74,026
Healthcare Realty Trust,		
Sr. Notes, 8.125%, 2011	225,000	251,994
Mack-Cali Realty:		
Notes, 5.05%, 2010	130,000	129,524
Sr. Notes, 5.125%, 2015	75,000	73,566

Regency Centers,		
Bonds, 5.25%, 2015	125,000 b	124,134
Simon Property:		
Notes, 4.6%, 2010	105,000	103,650
Notes, 4.875%, 2010	75,000	74,745
		1,638,575

Residential Mortgage Pass-Through Ctfs. - 4.6%

Banc of America Mortgage Securities,		
Ser. 2004-F, Cl. 2A7, 4.16%, 2034	364,524 c	356,884
Citigroup Mortgage Loan Trust:		
Ser. 2005-WF1, Cl. A5, 5.01%, 2035	140,000	137,080
Ser. 2005-WF2, Cl. AF2, 4.922%, 2035	125,000	124,905
Countrywide Alternative Loan Trust II:		
Ser. 2004-J5, Cl. 1A1, 4.02%, 2034	3,881 c	3,883
Ser. 2005-J4, Cl. 2A1B, 3.95%, 2035	88,735 c	88,677
Stripped Security, Interest Only Class,		
Ser. 2004-J5, Cl. 1A10, .75%, 2006	2,639,711 f	14,151
First Chicago/Lennar Trust,		
Ser. 1997-CHL1, Cl. D, 7.64%, 2039	275,000 b,c	275,688
J.P. Morgan Mortgage Trust,		
Ser. 2005-A1, Cl. 5A1, 4.484%, 2035	77,794 c	75,974
Nomura Asset Acceptance:		
Ser. 2005-AP1, Cl. 2A5, 4.855%, 2035	200,000	194,903
Ser. 2005-AP2, Cl. A5, 4.976%, 2035	150,000	146,804
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	115,000	113,483
Opteum Mortgage Acceptance,		
Ser. 2005-1, Cl. A2, 3.97%, 2035	178,527 c	178,524
Structured Asset Mortgage Investments,		
Ser. 1998-2, Cl. B, 6.75%, 2030	2,393	2,382
Washington Mutual:		
Ser. 2003-AR10, Cl. A6, 4.07%, 2033	203,000 c	199,383
Ser. 2004-AR7, Cl. A6, 3.95%, 2034	135,000 c	131,332
Ser. 2004-AR9, Cl. A7, 4.19%, 2034	165,000 c	162,344
Wells Fargo Mortgage Backed Securities Trust,		
Ser. 2003-1, Cl. 2A9, 5.75%, 2033	150,000	151,599
		2,357,996

Retail - .2%

May Department Stores:		
Notes, 3.95%, 2007	45,000	44,387
Notes, 4.8%, 2009	45,000	44,860
		89,247

Semiconductors - .1%

Freescale Semiconductor,		
Sr. Notes, 6.875%, 2011	70,000	**73,850**

State Government - 1.0%

Badger Tobacco Asset Securitization,		
Asset-Backed Ctfs., 6.125%, 2027	190,000	203,068
New York Counties Tobacco Trust IV,		
Pass-Through Ctfs., Ser. B, 6%, 2027	180,000	178,175
Sacramento County California Pension Funding,		
Bonds, Ser. C-1, 0%, 2030	100,000	96,773
Tobacco Settlement Financing Corp. N.J.,		
Asset-Backed Ctfs., 5.75%, 2032	20,000	20,915
		498,931

Telecommunications - 2.3%

Deutsche Telekom International Finance,		
Notes, 8.75%, 2030	145,000 c	187,763
France Telecom,		
Notes, 8%, 2011	110,000 c	125,041
MCI,		
Sr. Notes, 6.908%, 2007	41,000 c	41,410
Nextel Communications,		
Sr. Notes, Ser. F, 5.95%, 2014	95,000	97,378
Qwest:		
Notes, 5.625%, 2008	70,000	69,300
Sr. Notes, 7.12%, 2013	100,000 b,c	104,500
Sr. Notes, 7.875%, 2011	65,000	68,087
Sprint Capital,		
Notes, 8.75%, 2032	95,000	127,777
Telecom Italia Capital:		
Notes, 4.48%, 2011	125,000 c	125,165
Notes, 5.25%, 2015	225,000	221,516
		1,167,937

Transportation - .2%

Ryder System,		
Notes, 3.5%, 2009	130,000	**124,252**

U.S. Government - 15.5%

U.S. Treasury Bonds,		
5.25%, 11/15/2028	910,000	991,545
U.S. Treasury Inflation Protected Securities,		
3%, 7/15/2012	945,342 d,g	1,030,473
U.S. Treasury Notes:		
2.5%, 9/30/2006	2,516,000 d	2,477,455
3.5%, 2/15/2010	1,115,000 d	1,083,423
4.75%, 5/15/2014	2,310,000 d	2,380,547
		7,963,443

U.S. Government Agencies/Mortgage-Backed - 33.6%

Federal Home Loan Mortgage Corp.:		
4%, 10/1/2009	105,275	103,794
4.5%, 10/1/2009	103,334	103,301
5%, 10/1/2018	590,294	589,368
6%, 7/1/2017-4/1/2033	364,380	371,933
Federal National Mortgage Association:		
3.53%, 7/1/2010	288,622	274,190
4.06%, 6/1/2013	100,000	93,437
4.5%	2,050,000 h	2,007,708
5%	3,535,000 h	3,466,048
5%, 7/1/2011-4/1/2019	646,993	647,222
5.5%	1,335,000 h	1,338,698
5.5%, 12/1/2024-1/1/2034	1,599,847	1,603,477
6%	1,475,000 h	1,516,934
6%, 2/1/2033-6/1/2033	328,564	334,209
6.5%, 12/1/2031-11/1/2032	562,265	579,553
7%, 5/1/2032-7/1/2032	72,650	76,077
Grantor Trust:		
Ser. 2001-T6, Cl. B, 6.088%, 5/25/2011	275,000	292,638
Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011	75,000	78,054
Government National Mortgage Association I:		
6.5%, 9/15/2032	133,263	138,718
8%, 2/15/2030-5/15/2030	8,997	9,638

Ser. 2003-64, Cl. A, 3.089%, 4/16/2024	34,231	33,499
Ser. 2003-88, Cl. AC, 2.9141%, 6/16/2018	276,626	266,305
Ser. 2003-96, Cl. B, 3.6072%, 8/16/2018	175,000	170,593
Ser. 2004-9, Cl. A, 3.36%, 8/16/2022	116,168	111,929
Ser. 2004-23, Cl. B, 2.946%, 3/16/2019	140,000	133,820
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023	335,832	324,748
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	366,421	351,424
Ser. 2004-51, Cl. A, 4.145%, 2/16/2018	243,318	239,716
Ser. 2004-57, Cl. A, 3.022%, 1/16/2019	198,248	191,010
Ser. 2004-67, Cl. A, 3.648%, 9/16/2017	239,242	233,555
Ser. 2004-77, Cl. A, 3.402%, 3/16/2020	213,762	207,142
Ser. 2004-97, Cl. AB, 3.084%, 4/16/2022	218,286	209,704
Ser. 2004-108, Cl. A, 3.999%, 5/16/2027	122,683	119,931
Ser. 2005-9, Cl. A, 4.026%, 5/16/2022	97,881	95,992
Ser. 2005-12, Cl. A, 4.044%, 5/16/2021	67,033	65,867
Ser. 2005-14, Cl. A, 4.13%, 2/16/2027	145,773	143,140
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	170,579	166,801
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	150,000	147,895
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	148,350	145,830
Ser. 2005-50, Cl. A, 4.015%, 11/16/2010	124,456	121,956
Ser. 2005-79, Cl. A, 3.998%, 10/16/2033	125,000	122,579
		17,228,433

Utilities -Gas & Electric - 5.1%

Consumers Energy:		
First Mortgage Bonds, 5.5%, 2016	100,000	101,852
First Mortgage Bonds, Ser. B, 5.375%, 2013	185,000	187,303
First Mortgage Bonds, Ser. F, 4%, 2010	155,000	149,180
Dominion Resources:		
Sr. Notes, Ser. A, 3.66%, 2006	95,000	94,027
Sr. Notes, Ser. B, 4.3%, 2007	255,000 c	255,074
FPL Energy National Wind,		
Secured Notes, 5.608%, 2024	97,743 b	97,419
FirstEnergy,		
Sr. Notes, Ser. B, 6.45%, 2011	235,000	250,536
IPALCO Enterprises,		
Sr. Secured Notes, 8.625%, 2011	75,000 c	83,625
Illinois Power,		
First Mortgage Bonds, 7.5%, 2009	115,000	124,702
Nevada Power,		
Bonds, Ser. L, 5.87%, 2015	50,000	49,533
Niagara Mohawk Power,		
Sr. Notes, Ser. G, 7.75%, 2008	35,000 d	37,889
NiSource Capital Markets,		
Notes, 7.86%, 2017	75,000	87,318
NiSource Finance,		
Notes, 4.39%, 2009	275,000 c	276,387
Northern States Power,		
First Mortgage Bonds, 2.875%, 2006	125,000	123,463
PPL Capital Funding Trust I,		
Notes, 7.29%, 2006	220,000	222,918
TXU:		
Notes, Ser. C, 6.375%, 2008	65,000	66,942
Sr. Notes, Ser. J, 6.375%, 2006	125,000	126,984
Sr. Notes, Ser. O, 4.8%, 2009	145,000	140,434
Sr. Notes, Ser. P, 5.55%, 2014	135,000 d	128,834
		2,604,420

Total Bonds and Notes
(cost $58,687,149)   **58,298,416**

Preferred Stocks - .9%	Shares	Value($)
Banking - .1%		
Sovereign Capital Trust IV,		
Conv., $2.1875	1,400	**62,125**
Real Estate Investment Trust - .8%		
Equity Office Properties Trust,		
Cum. Conv., Ser. B, $2.625	7,840	**401,722**
Total Preferred Stocks		
(cost $446,811)		**463,847**

	Face Amount Covered by Contracts($)	Value ($)
Options- .1%		
Call Options- .0%		
U.S. Treasury Notes,		
3.875%, 9/15/2010, October 2005 @ $99.859375	2,045,000	160
U.S. Treasury Notes,		
4.25%, 8/15/2015, November 2005 @ $100.09375	1,015,000	4,837
		4,997
Put Options- .1%		
U.S. Treasury Notes,		
3.875%, 9/15/2010, October 2005 @ $99.859375	2,045,000	**28,279**
Total Options		
(cost $28,678)		**33,276**

	Principal Amount($)	Value ($)
Short-Term Investments - .1%		
U.S. Treasury Bills;		
3.15%, 12/15/2005		
(cost $49,652)	50,000 i	**49,672**

	Shares	Value ($)
Investment of Cash Collateral for Securities Loaned- 13.6%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $7,001,479)	7,001,479 j	**7,001,479**
Total Investments (cost $66,213,769)	**128.4%**	**65,846,690**
Liabilities, Less Cash and Receivables	**-28.4%**	**(14,572,313)**
Net Assets	**100.0%**	**51,274,377**

a   *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL- Brazilian Real
   CHF- Swiss Francs
   EUR- Euro
   MXN- Mexican Peso

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be
*   resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005,*
*   these securities amounted to $ 5,448,649 or 10.6% of net assets.*
c   Variable rate security-interest rate subject to periodic change.
d   All or a portion of these securities are on loan. At September 30, 2005, the total market value of the fund's securities
*   on loan is $6,793,064 and the total market value of the collateral held by the fund is $7,001,479.*
e   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
f   Notional face amount shown.
g   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.
h   Purchased on a forward commitment basis.
i   Held by a broker as collateral for open financial futures positions.
j   Investment in affiliated money market mutual fund.
k   Subsequent to September 30, 2005, this security became non-income producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.